SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S / A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that on December 6, 2017 it received from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Official Letter No. 400/2017/CVM/SEP/GEA-1, requesting clarifications about the information published on December 2, 2017, in the Radar column of Veja magazine, regarding the independent investigation of Eletrobras, as set forth at the end of this announcement:

With respect to the letter, we clarify the following:

1.   As widely disclosed by the Company, through Material Facts, Market Announcements, Explanatory Notes to Financial Statements and other financial reports, Eletrobras, in response to the complaints and plea-bargains made under the “Car Wash” Operation regarding certain projects of the Company or projects developed in partnership with private partners through special purposes entities ("SPEs"), hired the international law firm Hogan Lovells to conduct a broad and independent private investigation to identify possible violations of the US Foreign Corrupt Practices Act of 1977 (FCPA) and the Brazilian Clean Company Act (Law 12,846/2013);

2.   In order to ensure the independence and quality on the conduction of the private investigation, and also to meet the US authorities' requirement that the procedure would be sufficient for detecting fraud and corruption, an Independent Commission for Management of the Investigation (Comissão Independente de Gestão da Investigação (“CIGI”) was established, formed by well-known experts, with the role of overseeing the independent investigations;

3.   It is also important to note that the structure hired for conducting the independent investigation was argued with independent auditors, KPMG, as an essential procedure for completing the audits of the 2014 and 2015 financial statements related to Form 20F, in accordance with the auditing standards required for companies with negotiated shares on the New York Stock Exchange - NYSE;

MARKET ANNOUNCEMENT

4.   As disclosed by the Company every quarter in its Marketletter, the expenses with the structure of the independent investigation and also with the advisors and lawyers who support this matter are informed as non-recurring events for the purposes of our managerial indicators. In summary, the Company's expenses with the theme are described below, and it is important to emphasize that this is a complex process that demands huge expertise from the professionals involved. In the year 2016, considered the period of higher volume of activities, the process involved the participation of over 300 specialist professionals:

Total in 2015: BRL 6 million

Total in 2016: BRL 291 million

Total in 2017 up until 09/30/2017: BRL 43 million

Total from 2015 until 09/30/2017: BRL 340 million

5.   These expenses include not only the Hogan Lovells office and its specialists hired in procedures and forensic analyzes and Brazilian lawyers, but also the fees of CIGI members, and follow-up conducted by independent auditors, other consultants and lawyers, including those involved in judicial and administrative defenses, in Brazil and abroad, as follows;

Investigation Expenses	BRL thousand
Hogan Lovells	235,742
Control Risks	14,458
Kroll	13,442
Independent Auditors	41,095
Other Law Firms	8,235
CIGI	5,842
Outros consultants	21,077
Total in 09/30/2017	339,892

6.   The hiring of the independent investigation was, therefore, necessary and a demand from the management, especially from the Board of Directors of Eletrobras, in the fulfillment of its duty of diligence, and in light of the requirements of the US and Brazilian authorities and the independent auditors, with the primary objective of seeking eventual irregularities, fraud and acts of corruption related to projects involving Eletrobras Companies, as well as the improvement of internal control processes.

MARKET ANNOUNCEMENT

7.   To accomplish this objective, broad investigation procedures were undertaken for the main investment projects of the Eletrobras Companies, for which the relevant quantifiable findings with respect to the corporate project of Angra 3 Nuclear Plant, Mauá 3 Plant and Simplício Hydro Plant in the amount approximately of BRL 211 million and with respect to the special purpose entity Norte Energia S.A (which relates to Belo Monte Hydro Plant), BRL 183 million, while Eletrobras' stake in this special purpose entity corresponds to BRL 91 million. These amounts were disclosed by Eletrobras in its Relevant Fact dated October 11, 2016.

8.    Accordingly, Eletrobras accounted for BRL 302 million relating to the findings of the investigation in its Quarterly Report for the quarter ended September 30, 2016, as filed with the CVM. The same amounts were recorded in the Financial Statements of the 2014 and 2015 Form-20F. It is important to highlight that the complement of the external investigation of the “Car Wash Operation” have not yet been concluded and it may still take some time to complete all the procedures. Accordingly, new relevant information might arise in the future which may lead to adjustments in the consolidated financial statements of the Company;

9.   Moreover, the investigation permitted the identification of compliance and internal control weaknesses  which were and still under correction with the assistance of the Hogan Lovells law firm and other parties of the investigation structure, resulting in the improvement of our internal procedures and the termination of certain employees involved in irregular or illegal conduct, some of whom have been convicted in criminal lawsuits;

10. It is important to note that the quality of the independent investigation and the assistance of Eletrobras was mentioned in sentences applied by the judge involved in enterprises investigations in which th Company participates, which contributed to the determination of judicial convictions and the minimum amount indemnable the Company;

11. Furthermore, with the conclusion of a substantial part of the independent investigation and the consequent inclusion of its findings described above, we filed our annual reports for 2014 and 2015 on Form 20-F in October 2016, which allowed our ADRs to resume trading on the NYSE – New York Stock Exchange, an important achievement for the Company;

12. Finally, to support the actions of the SEC's Enforcement commission and DOJ, some additional investigation procedures are currently being conducted in connection with the implementation of the Eletrobras Compliance Program, as well as the analysis and monitoring of new accusations arising from the Car Wash Investigations.

MARKET ANNOUNCEMENT

13. Eletrobras, assisted by Hogan Lovells and its Compliace Office, has been interacting and cooperating with North-American authorities seeking to establish conditions to end the independent investigations, with the transference of the prevention and detection of frauds and corruption procedures to Eletrobras' Compliance Office, as part of the Eletrobras 5 Dimensions Integrity Program;

14. In light of the above, it is clear that the information regarding the independent investigation was adequately and properly disclosed by the Company through official comunication.

15. Comparing the independent investigation expenses with the financial impacts of its findings, included in the financials, shows that the news report are not only incorrect, but also inappropriate, as the reasons to undertake an internal investigation and other activities envolving the theme, concern not only the amount of the findings, but also the continuation of the Company's listing of its ADRs on the New York Stock Exchange, indemnifications to the government, as well as the improvement of our internal controls to detect and prevent fraud and corruption through the improvement of the internal control environment of Eletrobras.

Rio de Janeiro, December 7, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Transcript of the Official Letter No. 400/2017 / CVM / SEP / GEA-1

“Subject: Request for clarification about news.

    Mr. Director,

1.            We refer to the news published on 12/02/2017, in the Radar column of Veja Magazine, which included the following statements:

An investigation at Eletrobras has drawn the attention of the controlling agencies in Brasilia. To discover the findings of the Car Wash Operation, the company hired the law firm Hogan Lovells. The bill reached an amount close to 400 million reais. And the findings? Three hundred million.

2.            In this regard, we request a statement from the company concerning the veracity of the news, and if so, comments on any other relevant information about the subject.

3.            We also remind you of the obligation set forth in the sole paragraph of art. 4 of the CVM Instruction nº 358/02, as per which you must inquire the Company's managers and controlling shareholders, as well as all other persons with access to relevant acts or facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market .

4.            Your statement shall be made through the Empresa.net System (Sistema Empresa.NET), category: Notice to the Market, type: Clarification on CVM/B3 inquiries, subject: News Published in the Media, and shall include the transcription of this letter.

5.            We hereby warn that, according to the Relationship with Corporations Superintendence (Superintendência de Relações com Empresas), as per its legal attributions, and based on item II of article 9 of the Law 6,385/76, and on the CVM Instruction nº 452/07, a fine on the amount of BRL 1,000.00 (one thousand reais) can be applied, without prejudice to other administrative sanctions, for the non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 12.07.2017, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction nº 358/02.

             Respectfully,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.